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                                                                       EXHIBIT 2

                                    March 23, 2001
Board of Directors
P.J. America, Inc.
2300 Resource Drive
Birmingham, Alabama 35242

Gentlemen:

     I am pleased to extend a proposal on behalf of myself, Richard F. Sherman, Stephen P. Langford, Martin T. Hart, Michael J. Grisanti, Jack A. Laughery, Frank Keener, and Michael M. Fleishman, to acquire all of the outstanding common stock ("Common Stock") of P.J. America, Inc. (the "Company") not currently owned by us.

     The transaction would be structured as a tender offer by PJ Acquisition Corp., a company created for that purpose, for all of the outstanding shares of Common Stock not owned by us. Shareholders would receive cash equal to $8.00 for each share of Common Stock. We believe that our proposal is at a fair price that reflects the Company's historical results and future prospects and that the consummation of the proposed transaction would be in the best interests of the Company and its public shareholders. The proposed tender offer price of $8.00 represents a 21% premium over yesterday's $6.625 closing price of the Common Stock on NASDAQ and a 30% premium over the 90 day average closing price.

     Promptly after consummation of the tender offer, the remaining shares of Common Stock owned by the public would be acquired through a merger at the tender offer price.

     Consummation of the transaction will be subject, among other things, to (1) entering into a definitive agreement with the Company in form and substance customary for transactions of this sort, (2) approval of the transaction by a special committee of the Company's Board of Directors consisting of independent members of the Board, (3) receipt of satisfactory financing for the transaction,
(4) receipt of a fairness opinion from the financial advisor to the special committee that the proposed transaction is fair from a financial point of view to the public shareholders, and (5) ownership by us of at least 90% of the Company's outstanding stock upon consummation of the tender offer.

     We look forward to working with the special committee and its advisors to complete this transaction and hope you will give this proposal your prompt attention. We reserve the right to amend or withdraw this proposal at any time in our sole discretion.

                                    Sincerely,


                                    PJ Acquisition Corp.

                                    By: /s/ Douglas S. Stephens
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                                        Douglas S. Stephens, President